UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☑ Check box if Amendment is material and investors must reconfirm within five business days.
    This Amendment is filed to (i) extend the Offering Deadline to February 26, 2022; (ii) increase the maximum offering and maximum purchase amounts; and (iii) update the Capitalization and Previous Offerings sections.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Iris Social Stock App INC.

Legal status of Issuer:

   Form:

   Corporation

   Jurisdiction of Incorporation/Organization:

   Delaware

   Date of Organization:

   September 8, 2020

Physical Address of Issuer:

1427 7th Street, 206, Santa Monica, CA, 90401, United States

Website of Issuer:

https://www.iris.finance

Is there a Co-Issuer? ___ Yes _X_ No.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

February 26, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

7

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$169,785	N/A
Cash & Cash Equivalents	$162,585	N/A
Accounts Receivable	$0	N/A
Short-term Debt	$36,685	N/A
Long-term Debt	$0	N/A
Revenues/Sales	$0	N/A
Cost of Goods Sold	$0	N/A
Taxes Paid	$0	N/A
Net Income/(Net Loss)	$(23,900)	N/A

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Explanatory Note

This Amendment is filed to (i) extend the Offering Deadline to February 26, 2022; (ii) increase the maximum offering and maximum purchase amounts; and (iii) update the Capitalization and Previous Offerings sections.

September 27, 2021

Iris Social Stock App INC.



Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

Iris Social Stock App INC. ("**Iris,**" the "**Company**," "**we**," "**us,**" or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C/A (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by February 26, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Maximum Individual Purchase Amount (3)(4)	$107,000	$6,420	$100,580
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants. The Intermediary is covering $1,000 of the Company's costs for CPA review of its financial statements.

(2) In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4) Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.iris.finance.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/Iris

The date of this Form C/A is September 27, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C/A..i

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS...i

SUMMARY...1

    The Company 1

    The Offering..1

RISK FACTORS..2

    Risks Related to the Company's Business and Industry 2

    Risks Related to the Offering 6

    Risks Related to the Securities 8

BUSINESS 11

    Description of the Business 11

    Business Plan..11

    The Company's Products and/or Services 11

    Competition..11

    Customer Base..11

    Intellectual Property 11

    Governmental/Regulatory Approval and Compliance..11

    Litigation 12

USE OF PROCEEDS 13

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS 14

    Indemnification 15

    Employees 15

CAPITALIZATION, DEBT AND OWNERSHIP 16

    Capitalization 16

    Outstanding Debt..17

    Ownership 19

FINANCIAL INFORMATION 20

    Operations 20

    Cash and Cash Equivalents 20

    Liquidity and Capital Resources..20

    Capital Expenditures and Other Obligations 20

    Valuation..20

    Material Changes and Other Information 20

    Previous Offerings of Securities...21

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST...22

THE OFFERING AND THE SECURITIES 23

    The Offering 23

    The Securities...24

COMMISSION AND FEES 28

    Stock, Warrants and Other Compensation...28

TAX MATTERS 28

LEGAL MATTERS..28

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION 28

ADDITIONAL INFORMATION...28

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than the Intermediary has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Iris Social Stock App INC. offers a social stock market application. The Company was incorporated in Delaware as a corporation on September 8, 2020.

The Company is located at 1427 7th Street, 206, Santa Monica, CA 90401, United States.

The Company's website is https://www.iris.finance.

The Company is headquartered and qualified to conduct business in California. The Company also sells its services through the Internet and throughout the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/Iris and is attached as <u>Exhibit B</u> to this Form C/A.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000[*]
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000[*]
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100 [+]
Maximum Individual Purchase Amount	$107,000 [+]
Offering Deadline	February 26, 2022
Use of Proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	See the description of the voting rights on page 27.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases in the human population, such as that which occurred with COVID-19, could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we operate, resulting in an economic downturn that could reduce the demand for our products and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Our vendors may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on our Co-Founders: (i) Brian Schardt, Chief Executive Officer and Chief Technology Officer; (ii) Aditya Lingampally, Chief Operating Officer and Chief Financial Officer; (iii) Chris Josephs, Head of Growth; (iv) Aaron Langley, Engineering; and (v) Scott Schardt, Engineering. The Company does not have an employment agreement with any of its Co-Founders and there are no assurances that any or all of them will continue to be employed by the Company for a particular period of time. The loss of any of our Co-Founders, or any other executive officer or key employee, could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. Federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product offerings or our sales growth. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales opportunities and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We have not prepared any audited financial statements.

The financial statements attached as Exhibit A to this Form C have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering.

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the Offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary or its designee to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary or its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary or its designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C/A and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection.

Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The foregoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

<center>**BUSINESS**</center>

Description of the Business

Iris Social Stock App INC. offers a mobile social stock market application that allows users to connect their brokerage accounts and share real-time trade and portfolio information with family, friends and influencers to see their investment choices, watch their trades, understand their market appetite and actively engage in conversation, all in real time. The Company's application creates communities around portfolios, sitting at the unique intersection of technology, social media and finance.

Business Plan

The Company plans to significantly expand its business by increasing its sales and marketing efforts and focusing on new markets and products. The Company expects to achieve profitability within three years. The capital we raise here, will empower us to expand our workforce, increase sales and focus on new markets as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Iris Social Stock App	Allows users to connect their brokerage accounts and share real-time trade and portfolio dates with family and friends	Direct to consumer

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

Our key competition are other social stock platforms, such as Commonstock which is primarily focused on established investor demographics, and Finary.io which is focused on creating finance influencer tools (currently in pre-product stage). Additionally, Wolf Financial is developing a social stock platform that currently is in beta testing.

Customer Base

Our customer base primarily consists of Generation Z and Millennial customers.

Supply Chain

Although the Company may use third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations.

Intellectual Property

The Company currently does not have any registered patents or trademarks. All intellectual property is in the form of trade secrets and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the "iris.finance" domain name.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Marketing (1)	15%	$3,750	15%	$160,500
Product Research and Development (2)	70%	$17,500	70%	$749,000
General Working Capital	9%	$2,250	9%	$96,300
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

(1) Our marketing efforts will focus on refining brand, generating consistent content/product marketing, paying for paid and sponsored partnerships and creating an effective demand generation team.

(2) We will continue to focus on building out our application and creating new product offerings. We expect to hire 3-5 additional engineers to assist with these efforts.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Brian Schardt	Co-Founder, Chief Executive Officer, Chief Technology Officer and Director	Iris Social Stock App, CEO, August 2020-Present, Responsible for all CEO and CTO functions; Warner Music Group, Associate Director of Engineering, 2019-2020; PwC, Tech Lead/Software Architect-Manager, 2018-2019; Walmart Labs, Senior Software Engineer, 2018	Thomas Aquinas College, B.A., Philosophy and Mathematics, 2016
Chris Josephs	Co-Founder and Head of Growth	Iris Social Stock App, Head of Growth, August 2020-Present, Responsible for marketing and user growth; Customsportssleeves, Co-Founder and President, 2017-2020	Villanova University, B.S., Finance, 2018
Aaron Langley	Co-Founder and Software Engineer	Iris Social Stock App, Software Engineer, October 2020-Present, Full stack engineer Glidewell Dental, Software Engineer, 2020 Parcel Pending, Software Engineer, 2018-2020	Thomas Aquinas College, B.A., Liberal Arts and Sciences/ Liberal Studies, 2017
Scott Schardt,	Co-Founder and Software Engineer	Iris Social Stock App, Software Engineer, October 2020-Present, Full stack engineer PennyMac Loan Services, Software Developer, 2020 BayTech Consulting, Software Developer, 2019-2020 Free-Lance Jr. Software Engineer, 2018-2019	Thomas Aquinas College, B.A., Mathematics and Philosophy, 2017
Aditya Lingampally	Co-Founder, Chief Operating Officer and Chief Financial Officer	Iris Social Stock App, Chief Operating Officer and Chief Financial Officer, November 2020-Present, Responsible for overseeing business operations including partnerships, funding, legal, human resources, and finance Oliver Wyman, Principal, 2015- 2021	University of Michigan, M.B.A., General Management, 2015; University of Minnesota, BSc, Biomedical

			Engineering, 2009

Biographical Information

Brian Schardt: Brian developed a love for business in high school when he started selling violins online. He paired an efficient Chinese manufacturing process, with his custom violin designs to produce an amazingly high-quality instrument for a fraction of the cost. By working with Lindsey Stirling (the largest YouTube violinist) to market the violins to the masses, he grew Inova Sound into a successful business, all before graduating high school. Further, Brian's zest for programming video games and learning software engineering early led him to start a crowdfunding website that was acquired while he was in college. This passion for engineering also led him to work for a smart locker startup, Parcel Pending. In his first 2 weeks on the job, Brian successfully built critical product features that the company estimated would cost $3M and many months to develop. Prior to Iris, Brian led PwC's technology startup branch, New Ventures. At 23, and as one of the youngest managers at PwC, he developed a customized derivative trading tool for large clients like Bank of America and Cargill, with a specialized focus on security and reporting. His love for the stock market and his experience with difficulties talking about investing in a transparent way with his family and friends led him to found Iris.

Adi Lingampally: Adi has been deeply passionate about investing ever since he won a stock market trading competition in the 7th grade. A lifelong trader in public and private equities, his goal now is to help others understand the importance of investing and make it easy to do so. Previously, Adi was a Principal with Oliver Wyman, a leader in financial management consulting. His thoughts on technology and artificial intelligence have been published in Harvard Business Review and World Economic Forum. He holds an MBA from the University of Michigan.

Chris Josephs: Chris holds a Bachelors' degree in Finance and Marketing from Villanova University. After working in the finance industry out of college, he quit his job to pursue entrepreneurship and founded a Sports Compression Company. He is an expert in brand storytelling and building strategic partnerships, and he leads Iris' growth initiatives.

Aaron Langley: Aaron holds a B.A. in Liberal Arts (focused on Math and Philosophy) which served as a foundation for his engineering career in the commercial IoT/Robotics industry. Aaron spent 3 years leading the development of large-scale consumer and business-facing IoT products before joining Brian, his good friend and college roommate, to help lead the development of Iris. Aaron embraces the idiosyncrasies of online investing forums like WallStreetBets and wants to bring the best of what they offer to Iris.

Scott Schardt: Scott's goal is to flip the dynamic of the retail trader engagement with the market on its head. He is a one of the founding engineers on the Iris team and is passionate about building a quality product.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 7 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 15,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"). Of this amount, 1,124,445 shares of Common Stock were reserved for issuance under the Iris Social Stock App INC. 2021 Stock Plan. At the closing of this Offering, assuming only the Target Offering Amount is sold, 10,100,000 shares of Common Stock will be issued and outstanding. Of this amount, 8,100,000 shares of Common Stock remain subject to vesting requirements as of the date of this Offering. Additionally, the Company has 115,000 shares of Common Stock outstanding and 1,009,445 shares of Common Stock available for issuance pursuant to the Company's 2021 Stock Plan.

Outstanding Capital Stock

As of the date of this Form C/A, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	10,215,000*
Par Value Per Share	0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	86.84%

*8,215,000 shares of Common Stock remain subject to vesting requirements as of the date of this Offering.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C/A, the Company has the following additional securities outstanding:

Type	SAFE (Simple Agreement for Future Equity)
Face Amount	$100,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation Cap of $1.5 million and Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	5.79% (1)

(1) Percentage ownership assumes conversion of the face amount of the SAFE upon an Equity Financing at a $1,500,000 post-money valuation, into shares of preferred stock of the Company that are convertible into common stock of the Company at a 1:1 conversion ratio.

Type	SAFE (Simple Agreement for Future Equity)
Face Amount	$559,000*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation Cap of $7 million
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.94% (1)

*In June 2021, four of the six SAFEs, representing an aggregate face value of $34,000, were cancelled to eliminate the discount only terms of such SAFEs. These SAFEs were replaced for the same face value by new SAFEs which provided for the same valuation cap only of $7 million as the other two SAFEs had.

(1) Percentage ownership assumes conversion of the face amount of the SAFE upon an Equity Financing at a $7,000,000 post-money valuation, into shares of preferred stock of the Company that are convertible into common stock of the Company at a 1:1 conversion ratio.

Type	SAFE (Simple Agreement for Future Equity)
Face Amount	$45,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation Cap of $15 million
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.26% (1)

(1) Percentage ownership assumes conversion of the face amount of the SAFE upon an Equity Financing at a $15,000,000 post-money valuation, into shares of preferred stock of the Company that are convertible into common stock of the Company at a 1:1 conversion ratio.

Type	SAFE (Simple Agreement for Future Equity)
Face Amount	$40,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation Cap of $20 million
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.17% (1)

(1) Percentage ownership assumes conversion of the face amount of the SAFE upon an Equity Financing at a $20,000,000 post-money valuation, into shares of preferred stock of the Company that are convertible into common stock of the Company at a 1:1 conversion ratio.

Outstanding Debt

As of the date of this Form C/A, the Company has the following debt outstanding:

Type	Unsecured Loan from Company CEO
Amount Outstanding	$58,000
Interest Rate and Amortization Schedule	None
Description of Collateral	None
Other Material Terms	None
Maturity Date	None

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Brian Schardt	8,000,000 shares of Common Stock	78.32%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and the financial statements attached hereto as Exhibit A, in addition to the following information.

Operations

Iris Social Stock App INC. (the "**Company**") was incorporated on September 8, 2020 under the laws of the State of Delaware, and is headquartered in Santa Monica, California.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of August 31, 2021, the Company had an aggregate of $394,619 in cash and cash equivalents, leaving the Company with approximately 8 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	$40,000	1	General Working Capital	June 24, 2021	Section 4(a)(2)
Restricted Common Stock	$115	115,000	N/A	February 3, 2021; May 20, 2021; July 1, 2021; July 7, 2021	Rule 701
SAFE (Simple Agreement for Future Equity)	$45,000	2	General Working Capital	June 8, 2021; June 9, 2021	Section 4(a)(2)
Restricted Common Stock	$1,000	10,100,000	N/A	April 9, 2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)*	$559,000	6	Product Research & Development, Staffing and General Working Capital	October 9, 2020; January 4, 2021; January 11, 2021 January 29, 2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$100,000	1	Product Research & Development, Staffing and General Working Capital	December 7, 2020	Section 4(a)(2)

* In June 2021, four of the six SAFEs, representing an aggregate face value of $34,000, were cancelled to eliminate the discount only terms of such SAFEs. These SAFEs were replaced for the same face value by new SAFEs which provided for the same valuation cap only of $7 million as the other two SAFEs had.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(a) Brian Schardt, the Company's CEO, President and Treasurer, provided an unsecured loan to the Company in the amount of $58,000. Such loan bears no interest rate and has no maturity date. See "**Outstanding Debt**."

(b) On December 7, 2020, Aditya Lingampally, the Company's Chief Operating Officer, entered into a SAFE agreement with the Company in the amount of $100,000. See "***Outstanding Options, Safes, Convertible Notes, Warrants.***"

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C/A (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by February 26, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In addition to the Offering, the Company intends to concurrently undertake to raise an additional $1,500,000 pursuant to Rule 506(b) of Regulation D by offering to sell up to $1,500,000 in SAFEs (Simple Agreement for Future Equity) to accredited investors outside of this Offering (the "Concurrent Offering"). No investors in this Offering, or potential investors who learned of the Company as a result of this Offering, will be permitted to invest in the Concurrent Offering. The terms of the SAFEs in the Concurrent Offering will be different than the terms of the Crowd SAFE in this Offering.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100 and the maximum amount that an Investor may invest in the Offering is $107,000, which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new early closing date must be twenty-one (21) days from the time the Offering was opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed on the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C/A and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

<u>*Conversion Upon the First Equity Financing*</u>

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $20,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the lowest price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

<u>*Conversion After the First Equity Financing*</u>

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert the Crowd Safe to capital stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

<u>*Conversion Upon a Liquidity Event Prior to an Equity Financing*</u>

In the case of the initial public offering of the Company's capital stock or reverse merger or take-over by certain entities, such as an entity that is a reporting issuer (the "**IPO**") or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $20,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; (z) convertible promissory notes; and (aa) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued capital stock, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Brian Schardt
(Signature)

Brian Schardt
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Brian Schardt
(Signature)

Brian Schardt
(Name)

Director
(Title)

September 27, 2021
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

IRIS SOCIAL STOCK APP, INC.

FINANCIAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Independent Accountant's Review Report 2

Balance Sheet 3

Statement of Income 4

Statement of Equity 5

Statement of Cash Flows 6

Notes to the Financial Statements 7



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Iris Social Stock App, Inc.
Los Angeles, California

We have reviewed the accompanying financial statements of Iris Social Stock App, Inc., which comprise the balance sheet as of December 31, 2020, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
May 4, 2021

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.ITAX (1829) • WWW.BELLEBS.COM

IRIS SOCIAL STOCK APP, INC.
BALANCE SHEET
DECEMBER 31, 2020
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	162,582
TOTAL CURRENT ASSETS		162,582
PROPERTY AND EQUIPMENT		
Property and equipment, net		4,743
OTHER ASSETS		
Intangible assets		2,460
		2,460
TOTAL ASSETS	$	169,785

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$	4,685
Due to investors		32,000
TOTAL CURRENT LIABILITIES		36,685
TOTAL LONG-TERM LIABILITIES		-
TOTAL LIABILITIES		36,685
SHAREHOLDERS' EQUITY		
Common stock, see note 6		1,000
Additional paid-in capital		49,000
Additional paid-in capital - SAFE obligations		107,000
Accumulated deficit		(23,900)
TOTAL SHAREHOLDERS' EQUITY		133,100
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	169,785

See independent accountant's review report and accompanying notes to financial statements.

IRIS SOCIAL STOCK APP, INC.
STATEMENT OF INCOME
DECEMBER 31, 2020
(unaudited)

REVENUES	$	-
COST OF GOODS SOLD		-
GROSS PROFIT		-
OPERATING EXPENSES		
General and administrative		19,661
Professional fees		45
Sales and marketing		4,194
TOTAL OPERATING EXPENSES		23,900
NET OPERATING LOSS		(23,900)
NET LOSS	$	(23,900)

See independent accountant's review report and accompanying notes to financial statements.

IRIS SOCIAL STOCK APP, INC.
STATEMENT OF EQUITY
DECEMBER 31, 2020
(unaudited)

	Common Stock		Additional Paid-in Capital	Additional Paid-in Capital - SAFE obligations	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount				
BEGINNING BALANCE, SEPTEMBER 8, 2020 (INCEPTION)	-	$ -	-	$ -	$ -	$ -
Issuance of SAFE obligations	-	-	-	107,000	-	$ 107,000
Issuance of common stock	10,000,000	1,000	49,000	-	-	$ 50,000
Net loss	-	-	-	-	(23,900)	$ (23,900)
ENDING BALANCE, DECEMBER 31, 2020	**10,000,000**	**$ 1,000**	**$ 49,000**	**107,000**	**$ (23,900)**	**$ 133,100**

IRIS SOCIAL STOCK APP, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2020
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$	(23,900)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation expense		279
Increase (decrease) in liabilities:		
Accounts payable accrued liabilities		4,685
CASH USED FOR OPERATING ACTIVITIES		(18,936)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets		(2,460)
Cash used for fixed assets		(5,022)
CASH USED FOR INVESTING ACTIVITIES		(7,482)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock		50,000
Proceeds from investors		32,000
Issuance of SAFE obligations		107,000
CASH PROVIDED BY FINANCING ACTIVITIES		189,000
NET INCREASE IN CASH		162,582
CASH AT BEGINNING OF YEAR		-
CASH AT END OF YEAR	$	162,582

CASH PAID DURING THE YEAR FOR:

INTEREST	$	-
INCOME TAXES	$	-

See independent accountant's review report and accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies**

    The Company
    Iris Social Stock App, Inc. (the "Company") was incorporated in the State of Delaware on September 8, 2020. The Company is a social stock market app that lets users connect their brokerage accounts and share real-time trade and portfolio data with their family and friends.

    Going Concern
    Since Inception, the Company has relied on funds from owners and SAFE obligations issued to fund its operations. As of December 31, 2020, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2020, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to finish the development of the mobile application.

    Fiscal Year
    The Company operates on a December 31st year-end.

    Basis of Presentation
    The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

    Use of Estimates
    The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

    Cash and Cash Equivalents
    The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, the Company held no cash equivalents.

    Risks and Uncertainties
    The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

    The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

1.   **Summary of Significant Accounting Policies (continued)**

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of software costs. Under ASC 985-20, Accounting for the Treatment of Software Development Costs, the costs incurred to establish the technological feasibility of software that will be sold, leased, or marketed, either on its own or as part of another product, should be expensed as research and development when incurred, regardless of whether the software is developed internally or purchased from a third party. Once technological feasibility of the software is achieved, the Company capitalizes the remaining costs incurred to develop the software for sale, including costs of coding and testing the software. The Company will continue to capitalize costs until the product is ready to be sold or marketed to customers, at which time, amortization of the capitalized costs begins and the costs are subsequently reported at the lower of amortized cost or net realizable value. Amortization expense for the year ending December 31, 2020, was nil, due to the software not being in use yet.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Computer and equipment are depreciated over a period of three to five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a C Corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

1.   **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by the sales of subscriptions to its software and platform together with related support services to its customers. The Company's payments are generally collected upfront. For year ended December 31, 2020 the Company recognized nil in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2020 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

New Accounting Pronouncements (continued)
annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted.

2.   <u>**Commitments and Contingencies**</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   <u>**Property and Equipment**</u>

Property and equipment consisted of the following at December 31, 2020:

Property and equipment at cost:

Computer and equipment	$	5,022
		5,022
Less: Accumulated depreciation		279
Total	$	4,743

4.   **Due to Investors**

During 2020, the Company prematurely issued SAFEs to various investor prior to proper registration and in doing so collected proceeds of $32,000, which were recorded as amounts due to investors and subsequently returned to the investors in 2021.

5.   **SAFE Obligations**

Since inception, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

5.   <u>**SAFE Obligations (continued)**</u>

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2020, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

As of December 31, 2020, the Company had $107,000 of SAFE obligations outstanding, with valuation caps between $0 and $1,500,000 and discount rates between 0% to 80%.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2020 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required or reflected in income for the year ended December 31, 2020.

6.   <u>**Equity**</u>

Common Stock
Under the amended and restated articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 15,000,000 shares, at $0.0001 par value per share. As of December 31, 2020, 10,000,000 shares have been issued and are outstanding.

7.   <u>**Going Concern**</u>

These financial statements are prepared on a going concern basis. The Company registered on September 8, 2020 and has established and presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

8.   <u>**Subsequent Events**</u>

SAFE Obligations
During 2021, the Company issued additional SAFE obligations in the amount of $552,000 with valuation caps between $0 and $7,000,000 and discount rates between 0% and 65%. The issuances of the SAFE obligations are consistent with Note 5, of the financial statements. Included in those issued were the amounts discussed in Note 4 of the financial statements, thus eliminating the "Due to investors" liability on the balance sheet.

Equity Incentive
During 2021, The Company created the "2021 Stock Plan" (the Plan), which is shareholder approved and, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 1,124,445 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market

8.   Subsequent Events (continued)

Equity Incentive (continued)
Price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Share awards generally vest over four years. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan.

Share Issuances
In 2021, the Company pledged 120,000 shares to founders and contractors in exchange for services provided. The company has not yet issued the shares.

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Managements Evaluation
The Company has evaluated subsequent events through May 4, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Republic

Company Name Iris

Logo



Headline See what your friends are investing in, right now

Hero Image



iris
See what others are investing in, right now.
Available on the App Store
GET IT ON Google Play
LOVED AND TRUSTED BY 48,000+ USERS
Leaderboard
Buy and Holding
Rocket Man
HODL

Tags Minority Founders, Latinx Founders, Fintech, B2C, Coming soon

Pitch text

Summary

- Social stock market app that lets users invest with friends
- A market of 150M+ retail investors in the US
- 47K+ users and 11K+ monthly active users in 9 months (since Sep '20 launch)
- Brokerage integration with Robinhood, TD Ameritrade, Fidelity, and Webull
- 4,700 connected portfolios with visibility into $4.1B of trades (June '21)
- Iris has facilitated over $175M in investments as of June 2021
- VC-backed from Path VC and Incline VC

Problem

Investing together with friends is hard to accomplish

The investing landscape is shifting. Investing used to be driven by Wall Street. It used to be a complex and private activity for most people. Today, investing is increasingly driven by retail investors. It is collaborative, social, and transparent. Unfortunately, today's community platforms like Reddit, Facebook, Twitter, LinkedIn, and Discord are not built specifically for social investing.

There remain several problems with current solutions

Difficult to know what your friends are investing in
I wish I could see his portfolio
+15%
Impossible to copy your friends' trades
I bought Tesla stock last month
I wish I could automatically get notified of her trades!
Hard to trust others' investment advice
I'm an investing genius!
-60%

Solution

Trade together. With magic.

Iris is a **social stock market app** that lets **users connect their brokerage accounts, and automatically share their real-time trades and portfolios** with others.

We believe that together, we're better investors and our app brings that same spirit of social sharing and community collaboration found in Instagram, Twitter, and Facebook to the investment world.

Iris is custom built for social investing


view portfolios
get trade notifications
track performance
Monthly top performers
Leaderboard
Melanie Marcus
James Marks
Elijah Diaz
119%
101%
93%

Iris shares holdings and trades in percentages; it does not share dollar amounts. Users have privacy controls to manage their sharing activity. Iris does not sell users' personal data.

Product

Iris gives you all the tools to trade together with friends

Simply connect your brokerage and let Iris do the heavy lifting for you. It works with Robinhood, Fidelity, TD Ameritrade, and WeBull today, with support for Coinbase, Interactive Brokers, E*TRADE, and Charles Schwab coming soon. Iris is available on iOS and Android.

Key product features and demo


see trades.
in real-time.


talk stocks.
with magic.
Messages
Marcus Emanuel
Retail Revolution
Tendies and fries
Irena Walker


discover genius.
Explore
Popular with people you follow
Trust Fund Terry
and thousands of others

Traction

Added 47K users in 9 months

Iris officially launched in September 2020. Since then we've added **47K users** and see over **11K monthly active users**. We've tracked **$4.1B+ in orders and see $170M+ in connected portfolios**. Our growth is from 60% organic referrals and 40% influencer promotions - a blended CAC of <$1 per user.



The key to our user growth has been two-fold:

1. **We understand who our users are.** Our typical user is a GenZ / Millennial, who "actively" trades, is early in their investing journey and has less than $50K in their brokerage account. They are willing to spend time actively trading to increase wealth, and they are very social and transparent with investment discussions. In every product feature and design choice, we ask: How can we make this person's experience with Iris magical?

2. **We understand the power of influencers**. Influencers grow social platforms. Finance influencers are a new category emerging on all major platforms including Twitter, Instagram, YouTube, and TikTok. They are building brands with millions of followers. We have struck partnership deals with finance and lifestyle influencers like @InTheMoney, @Litquitdity, @TrustFundTerry, @ScottySire, @TikStocks, and others to share Iris with their audiences.

We're tremendously grateful to our users and our partners for being with us and supporting us so early in our journey.

Customers
Rated 4.7 stars on iOS

We've seen not only phenomenal user growth but customer reception as well. Our product has been **rated 4.7 out of 5 stars** as of our campaign launch on Republic. In particular, users love the positive and encouraging Iris community as well as the incredible trade ideas they discover every day.

Users  Iris!

Ratings and Reviews

4.7 out of 5   140 Ratings

Filled a Huge Gap   09/02/2021
★★★★★   Jrobyutii
Excellent app. An amazingly simple concept and well designed. Never knew how much this was needed until it was here. The community is amazing on here and will genuinely help you grow as an investor. Great people, ideas, and knowledge. Can't recommend enough. I think this is like the second time in my life to actually take the time to write a review so I feel very strongly about this app. Highly recommend.

Social investing   06/02/2021
★★★★★   DanTheDev
If you are into investing then you know how difficult it can be to find investor groups online to socialize with. This solves that problem. It also solves the problem of not being able to see the actual portfolio performance of people you follow on a regular social platform. I'm looking forward to the future of Iris and specifically more integration with cryptocurrency exchanges!

Incredible   18/02/2021
community   PrestonTheTrader
★★★★★
I've been using this app for some time and I just can't stress it enough how friendly and helpful the community is - with whatever questions you have someone knows the answer. You can be completely new to trading and be embraced by an absolutely amazing community. I will continue to use this app.

Great App   10/04/2021
★★★★★   Mr.Maverick1
Before getting this app I was not sure of the benefits of socializing portfolios. Needless to say, this proved to be a great way to grow my portfolio and network with fellow investors. The interface is easy and navigation is straight forward. Looking at friends' investments helped me to diversify my portfolio. I would recommend this app to anybody interested in the stock market!

Today 7:51 AM

I put Iris on my dads phone

He just called me to tell me how much he likes it

He got all the notifications of everything I bought

First thing he said was this app you put on my phone is amazing

And make 💰 using it



Business Model

Commercialization plans

Currently, Iris is pre-revenue but we are exploring two monetization options:

1. **Iris Autopilot.** Users can allocate a portion of their portfolio to automatically copy trades of Iris' most brilliant financial minds.
2. **Iris subscription.** Iris will provide subscription services for market research and community analytic insights similar to Robinhood Gold.

The diversity of these monetization channels and the different offerings will allow Iris to broaden our customer base.

Iris does not and will not sell users' personal data.

Market

150M+ retail investors in US

Retail investors are a growing and enduring consumer segment. There are **150M+ retail investors** in the US as of June 2021 and they are trading at record levels.

Our timing could not be better

US retail stock trading volume hits new records in 2020



Retail trading volume is twice that of mutual and hedge funds combined



Social investing is moving the markets



What does this all mean? Our timing could not be better in launching Iris. Our user base is growing in number, they are more active in the market, and they are demanding online platforms to support their investment activity. Recent events like GameStop's frenzy have made this market hotter than ever, and we appeal to both the social and financial aspects of modern investing.

Competition

Iris's technology is unmatched

Iris's closest competitors are other social investing platforms like Commonstock, Finary, and Wolf Financial. Our key differentiator:

We built a trustworthy investing "camera"

High res. camera	**Low res. camera**
✓ Real-time data	X 24-hour data delay
✓ Accurate data	X Inaccurate data
✓ Historical data	X No historical data
✓ Stable, flexible, fixable	X Connection issues

Our indirect competition are social brokerages like Robinhood, eToro, and Public.com. The key competitive advantage we have is that Iris is **brokerage agnostic and offers social stock-market conversations to its users across brokerages.**


Low engagement
Hard to use
Lack finance tools
Tied to a brokerage
iris

Vision

Investing on autopilot

Iris today lets users see other people's portfolios, performance, and trades in real-time and discover brilliant investors. However, **our long-term plan is to build a wide range of products, including an automated investing platform**.


Live
Later this year
Copy my Iris friend
Copy my brother
12%
25%
Discover brilliant investors
See other people's portfolios, performance, and trades in real-time.
Iris Autopilot
Automatically copy other Iris users' trades with full control and total transparency.

This is because the overarching purpose of Iris is to accelerate the shift from an elite few "managing" humanity's wealth to having every person on the planet manage their own money, which will be a major catalyst in bringing prosperity to the masses.

Turning every person on the planet into a self-directed investor is a monumental challenge. Many find it time-consuming, complex, or boring. Today, Wall Street elites manage most people's money In pension funds and retirement accounts but they do a terrible job at it, often delivering below-market returns, charging astronomical fees, and providing little transparency into investment decisions.

People need an alternative to Wall Street. People want complete transparency over how their money is invested. There are incredible everyday investors who make amazing returns. A future where we follow these brilliant minds is more hopeful than a future where we blindly entrust Wall Street.

Today, these retail heroes remain hidden behind the walls of their brokerage. **Iris will uncover these retail traders so that the rest of us can choose which ones we want to follow on Autopilot.**

Are we nuts to think that people will let their family, friends, and even internet strangers manage their money for them?

It is only only crazy if you forgot history


Uber
Get into a stranger's car? 😱
= Transparent
airbnb
Live in a stranger's house? 😱
= Trust
iris
Let a stranger invest for me? 😱
???

Iris has successfully developed our first product and generated massive traction over the last 9 months. Moving forward, we plan to introduce Iris autopilot, advanced analytics and build integrations to more brokerages.

Our roadmap

Today	Q1 – Q2 2021	Q3 - Q4 2021
✓ Iris news feed	✓ Feed improvements	• **Iris Autopilot**
✓ Portfolio analytics	✓ Real-time trade alerts	• Advanced Iris analytics
✓ Leaderboards	✓ Group and private messaging	• Coinbase, IBKR, E*TRADE integration
✓ Iris analytics	✓ Fidelity and WeBull integration	
✓ Share verified trades		
✓ Discord trade bots		
✓ Robinhood integration		
✓ TD integration		

Investors

Backed by Incline VC and Path VC from San Francisco

Prior to our Republic campaign, we've secured **pre-seed funding from Incline VC and Path VC, raising $650K+** including from friends and family.

Founders

A team with breadth and depth of experience

Brian Schardt, CEO and CTO: Brian developed a love for business in high school when he started selling violins online. He paired an efficient Chinese manufacturing process, with his custom violin designs to produce an amazingly high-quality instrument for a fraction of the cost. By working with Lindsey Stirling (largest YouTube violinist) to market the violins to the masses, he grew Inova Sound into a successful business, all before graduating high school.

Brian's zest for programming video games and learning software engineering early led him to start a crowdfunding website that was acquired while he was in college. This passion for engineering also led him to work for a smart locker startup, Parcel Pending. In his first 2 weeks on the job, Brian successfully built critical product features that the company estimated would cost $3M and many months to develop.

Prior to Iris, Brian led PwC's technology startup branch, New Ventures. At 23, and as one of the youngest managers at PwC, he developed a customized derivative trading tool for large clients like Bank of America and Cargill, with a specialized focus on security and reporting. His love for the stock market and his experience with difficulties talking about investing in a transparent way with his family and friends led him to found Iris.

Adi Lingampally, COO and CFO: Adi has been deeply passionate about investing ever since he won a stock market trading competition in the 7th grade. A lifelong trader in public and private equities, his goal now is to help others understand the importance of investing and make it easy to do so. Previously, Adi was a Principal with Oliver Wyman, a leader in financial management consulting. His thoughts on technology and AI have been published in Harvard Business Review and World Economic Forum. He holds an MBA from the University of Michigan.

Chris Josephs, Growth: Chris holds a Bachelors degree in Finance and Marketing from Villanova University. After working in the finance industry out of college, he quit his job to pursue entrepreneurship and founded a sports compression company. He is an expert in brand storytelling, building strategic partnerships, and leads Iris' growth initiatives.

Aaron Langley, Engineering: Aaron holds a B.A. in Liberal Arts (focused on Math and Philosophy) which served as a foundation for his engineering career in the commercial IoT/Robotics industry. Aaron spent 3 years leading the development of large-scale consumer and business-facing IoT products before joining Brian, his good friend and college roommate, to help lead the development of Iris. Aaron embraces the idiosyncrasies of online investing forums like WallStreetBets and wants to bring the best of what they offer to Iris.

Scott Schardt, Engineering: Scott's goal is to flip the dynamic of the retail trader engagement with the market on its head. He is a one of the founding engineers on the Iris team and is passionate about building a quality product.

We have a team of nine professionals, including seven employees, dedicated to making cementing Iris's spot as the go-to app for social trading.

Team

	Aditya Lingampally	Co-founder, COO, CFO
	Brian Schardt	Co-founder and CEO
	Chris Josephs	Co-founder, Growth
	Aaron Langley	Co-founder, Engineering
	Scott Schardt	Co-founder, Engineering
	Jonny Borges	Engineer
	Zhang Ming	Engineer
	Aaron Montanez	Design

Perks

$200	$200 Crowd SAFE Exclusive Iris T-shirt
$1,000	$1,000 Crowd SAFE Exclusive Iris T-shirt and hat Early access to Iris new features Recognition as an early investor in the Iris App (with your consent)
$10,000	$10,000 Crowd SAFE Exclusive Iris T-shirt and hat Early access to Iris new features Recognition as an early investor in the Iris App (with your consent) Meet and greet the team

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

IRIS SOCIAL STOCK APP INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Iris Social Stock App INC., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $20,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in

accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(iii)   If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this Crowd Safe to Capital Stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued Capital Stock, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(c)　　**Dissolution Event**.　If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)　　**Termination**.　This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i)　　CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii)　　Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary or its designee as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law.　Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary or its designee will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii)　　CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of

1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the

United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or

(B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Los Angeles, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

IRIS SOCIAL STOCK APP INC.

By:
Name: Brian Schardt
Title: Chief Executive Officer
Address: 1427 7th Street, 206, Santa Monica, CA 90401
Email: Brian@iris.finance

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [Date of Crowd SAFE] between Iris Social Stock App INC. a Delaware corporation (the "***Company***") and [Investor Name] ("***Stockholder")***. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Crowd SAFE. In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.
   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has all the necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                           LLC d/b/a Republic
Date   Date

EXHIBIT D

Video Transcript

This is Iris

An investing app that lets you see what your friends are trading

Its simple, transparent, and secure

Iris connects to your brokerage and lets you share your trades with your friends, automatically.

And when your friend makes a trade? (Click sound) Iris notifies you instantly so you can copy their moves. Nice!

Dont want to share how much money you have? We only show percent changes, so there is no way for others to see how much money you are trading with.

Maybe you use Robinhood but your friends don't. No problem. Iris works with Robinhood, Fidelity, TD Ameritrade, and more. Iris does the hard work of sharing your trades, so you can focus on what matters most. Talking stocks!

So let's talk about messaging. You should be able to share trades quickly, and not have to take screenshots of your portfolio. You should be able to see which of your friends is the best investor, without having to guess.

And unlike other apps., Iris helps you easily understand how good you are at investing. Its all right here...your performance in stocks, options, by week, by month, by ticker.

Want to learn how to become a better investor? Iris has you covered. Just follow an Iris pro and learn advanced investing strategies from the best.

Iris uses bank-level security and encryption to keep your data safe. Speaking of data, Iris never sells your personal data. Not to hedge funds, not to brokerages, not to advertisers. No one. An app that doesn't sell your data. Imagine that.

Trade together. Triumph together...with Iris

EXHIBIT E

Testing the Waters Communications





Company Name	Iris

Logo



Headline   See what your friends are investing in, right now

Hero Image



Tags   Minority Founders, Latinx Founders, Fintech, B2C, Coming soon

---

Pitch text

Summary

- Social stock market app that lets users invest with friends
- $2.2T Robo-advisory market
- 48K+ users and 11K+ MAUs in 9 months
- Tracking $3.4B+ in orders and $162M+ in connected portfolios
- Rated 4.7 stars from 140 reviews on iOS App Store
- Raised pre-seed funding from Path VC and Incline VC

Problem

Investing together with friends is hard to accomplish

The investment landscape is shifting towards a collaborative, community-based experience, but there remain several challenges to social investing.

1. It is **difficult to know what your friends are investing in** - you cannot see into their portfolios
2. It is **impossible to copy your friends' trades** - you do not get real-time notifications when they buy or sell stocks
3. It is **hard to trust others' advice on stock picks** - you do not know their track record for identifying winning investments

In short, today's community investing platforms like Reddit WallStreetBets and Discord are not built for finance


11-21
WALL
1-26
BROAD ST
The investment landscape is shifting
Wall street
Retail traders
Complex and Opaque
Collaborative and Transparent
Isolated
Social
Current platforms are not built for social investing
GameStop

Solution

Trade together. With magic.

Iris is a **social stock market app** that lets **users connect their brokerage accounts, and share their real-time trades and portfolios** with others.

We believe that together, we're better investors and our app brings that same spirit of social sharing and community collaboration found in Instagram, Twitter, and Facebook to the investment world.

Custom built for social investing





👀 **View portfolios**

🙏 **Get trade notifications**

📈 **Track performance**

Iris shares holdings and trades in percentages; it does not share dollar amounts. Users have privacy controls to manage their sharing activity. Iris does not sell users' personal data.

Product

Iris gives you all the tools to trade together with friends

Simply connect your brokerage and let Iris do the heavy lifting for you. It works with Robinhood, Fidelity, TD Ameritrade, and WeBull today, with support for Coinbase, Interactive Brokers, Etrade, and Charles Schwab coming soon. Iris is available on iOS and Android.

Key product features

Follow your friends' portfolios
See which of your friends is the best investor

Get real-time trade notifications
Find out instantly when your friends trade

Chat with your friends
Discuss the markets easily in group chats





Share your best trade ideas
Collaborate with the Iris community

Follow influencers and professionals
See what stocks celebrities are buying and selling

Study retail stock sentiment
Discover trending tickers and hot stocks to buy





Traction

Added 48K users in 9 months

Iris officially launched in September 2020. Since then we've added **48K users** and see over **11K monthly active users**. We've tracked **$3.4B+ in orders and see $160M+ in connected portfolios**.



Iris Users

2020   2021

Iris to the 🚀

Launched in September of 2020. In 9 months, we:

- **48000+** users, **11000+** MAUs, **$0.89** CAC
- **4.7** Stars from **140 reviews** on iOS
- **$3.4B+** in orders and **$162M+** in connected portfolios
- Partnered with **@InTheMoney, @Litquidity,** and more
- Grew to **7 full-time employees**
- Pre-seed funded by **Incline VC** and **Path VC**

The key to our user growth has been two-fold:

1. **We understand who our users are**. Our typical user is a GenZ / Millenial, who "actively" trades, is early in their investing journey and has less than $50K in their brokerage account, is willing to spend time actively trading to increase wealth, and is very social and transparent with investment discussions. In every product feature and design choice, we ask: How can we make this person's experience with Iris magical?

2. **We understand the power of influencers**. Influencers grow social platforms. Finance influencers are a new category emerging on all major platforms including Twitter, Instagram, YouTube, and TikTok. They are building brands with millions of followers. We have struck partnership deals with finance and lifestyle influencers like @InTheMoney, @Litquitdity, @TrustFundTerry to share Iris with their audiences.

We're tremendously grateful to our users and our partners for being with us and supporting us so early in our journey.

Customers

Rated 4.7 stars on iOS

We’ve seen not only phenomenal user growth but customer reception as well. Our product has been **rated 4.7 out of 5 stars from over 140 reviews**. In particular, users love the positive and encouraging Iris community as well as the incredible trade ideas they discover every day.



Users ❤️ Iris!
Ratings and Reviews
4.7 out of 5
140 Ratings
Filled a Huge Gap
09/02/2021
Jrobyutk
Excellent app. An amazingly simple concept and well designed. Never knew how much this was needed until it was here. The community is amazing on here and will genuinely help you grow as an investor. Great people, ideas, and knowledge. Can’t recommend enough. I think this is like the second time in my life to actually take the time to write a review so I feel very strongly about this app. Highly recommend.
Social investing
06/02/2021
DanTheDev
If you are into investing then you know how difficult it can be to find investor groups online to socialize with. This solves that problem. It also solves the problem of not being able to see the actual portfolio performance of people you follow on a regular social platform. I’m looking forward to the future of Iris and specifically more integration with cryptocurrency exchanges!
Incredible community
18/02/2021
PrestonTheTrader
I’ve been using this app for some time and I just can’t stress it enough how friendly and helpful the community is - with whatever questions you have someone knows the answer. You can be completely new to trading and be embraced by an absolutely amazing community. I will continue to use this app.
Great App
10/04/2021
Mr.Maverick1
Before getting this app I was not sure of the benefits of socializing portfolios. Needless to say, this proved to be a great way to grow my portfolio and network with fellow investors. The interface is easy and navigation is straight forward. Looking at friends' investments helped me to diversify my portfolio. I would recommend this app to anybody interested in the stock market!
Today 7:51 AM
I put Iris on my dads phone
He just called me to tell me how much he likes it
He got all the notifications of everything I bought
First thing he said was this app you put on my phone is amazing

And make 💰 using it
Chris Flores
a day ago
Been pounding the table for $IPOE +0.0% / $SOFI for as long as I can remember, more so than I did with CCIV. Congrats to those that held.
Kyle Guillory
Glad I listened to you, got in at $15.40 and $17.00. Been a good 2 weeks.
a day ago Like Liked by Aaron Collins and 2 others
Jacopo Carlo Perino
Maaaan !
I owe you something !
Your perseverance is getting me some good gains..
Are we sure it won’t get to 50$ in 1 year?
a day ago Like Liked by Theo Westerman
Theo Westerman
But @Chris Flores major thank you for putting us on this... same for DMYD
a day ago Like Liked by Chris Flores and 1 other
Panda Express
a minute ago
I sold the last of my $F -0.8% June calls for 600%+ and bought $RMED +90% shares because @Blyth van Dam kept talking about it. 🎲🎲
J. Nelson
5 hours ago
Exited half my position to lock in the 2000% gains and gonna let the rest ride overnight. Gonna take my girl to Greece this summer
Thank you $CLOV +75% $WISH +21%
💎🔪
You and 20 others

Business Model

Commercialization plans

Currently, Iris is pre-revenue but we are exploring two monetization options:

1. **Iris Autopilot.** Users can allocate a portion of their portfolio to automatically copy trades of Iris' most brilliant financial minds.
2. **Iris subscription.** Iris will provide subscription services for market research and community analytic insights similar to Robinhood Gold.

The diversity of these monetization channels and the different offerings will allow Iris to broaden our customer base.

Iris does not and will not sell users' personal data.

Market

100M+ retail investors in US

Retail investors are a growing and enduring consumer segment. There are **100M+ retail investors** in the US today and they are trading at record levels.

Our timing could not be better
US retail stock trading volume hits new records in 2020
Retail trading volume is twice mutual funds and hedge funds combined
Social investing is moving markets
Average daily trading volumes (billions of shares changing hands)
Source: Bloomberg Intelligence
© FT
Market share of overall US equity trading volumes (%)
Retail
Mutual funds
Traditional hedge funds
Quant hedge funds
Bank trading
High-frequency market-makers
Retail trading begins to take off again
Source: Bloomberg Intelligence
© FT
GameStop
amc
Elon Musk @elonmusk · 1h
Tesla stock price is too high imo







What does this all mean? Our timing could not be better in launching Iris. Our user base is growing in number, they are more active in the market, and they are demanding online platforms to support their investment activity. Recent events like GameStop's frenzy have made this market hotter than ever, and we appeal to both the social and financial aspects of modern investing.

Competition

Iris technology is unmatched

Iris's closest competitors are other social investing platforms like Commonstock, Finary, and Wolf Financial. Our key differentiator:

We built a trustworthy investing "camera"



High res. camera

✓ Real-time data

✓ Accurate data

✓ Historical data

✓ Stable, flexible, fixable



Low res. camera

X   24-hour data delay

X   Inaccurate data

X   No historical data

X   Connection issues

Our indirect competition are social brokerages like Robinhood, eToro, and Public.com. The key competitive advantage we have is that Iris is **brokerage agnostic and offers social stock-market conversations to its users across brokerages.**

Low engagement



Hard to use





Lack finance tools



Tied to a brokerage



Vision

Investing on Autopilot

Iris today lets users see other people's portfolios, performance, and trades in real-time and discover brilliant investors. However, **our long-term plan is to build a wide range of products, including an automated investing platform**.



Live
Later this year
Monthly top performers
Melanie Marcus
119%
James Marks
101%
Elijah Diaz
93%
Copy my Iris friend
Michael Gladson
12%
25%
Copy my brother
Cam Iadeluca
Discover brilliant investors
See other people's portfolios, performance, and trades in real-time.
Iris Autopilot
Automatically copy other Iris users' trades with full control and total transparency.

This is because the overarching purpose of Iris is to accelerate the shift from an elite few "managing" humanity's wealth to having every person on the planet manage their own money, which will be a major catalyst in bringing prosperity to the masses.

Turning every person on the planet into a self-directed investor is a monumental challenge. Many find it time-consuming, complex, or boring. Today, Wall Street elites manage most people's money In pension funds and retirement accounts but they do a terrible job at it, often delivering below-market returns, charging astronomical fees, and providing little transparency into investment decisions.

People need an alternative to Wall Street. People want complete transparency over how their money is invested. There are incredible everyday investors who make amazing returns. A future where we follow these brilliant minds is more hopeful than a future where we blindly entrust Wall Street.

Today, these retail heroes remain hidden behind the walls of their brokerage. **Iris will uncover these retail traders so that the rest of us can choose which ones we want to follow on Autopilot.**

Are we nuts to think that people will let their family, friends, and even internet strangers manage their money for them?

It is only only crazy if you forgot history
Uber
Get into a stranger's car? 😱
ANTHONY IS EN ROUTE
= Transparent
airbnb
Live in a stranger's house? 😱
= Trust
iris
Let a stranger invest for me? 😱
???





Iris has successfully developed our first product and generated massive traction over the last 9 months. Moving forward, we plan to introduce Iris autopilot, advanced analytics and build integrations to more brokerages.

Our roadmap

Today	Q1 – Q2 2021	Q3 - Q4 2021
✓ Iris news feed	✓ Feed improvements	• **Iris Autopilot**
✓ Portfolio analytics	✓ Real-time trade alerts	• Advanced Iris analytics
✓ Leaderboards	✓ Group and private messaging	• Coinbase, IBKR, E*TRADE integration
✓ Iris analytics	✓ Fidelity and WeBull integration	
✓ Share verified trades		
✓ Discord trade bots		
✓ Robinhood integration		
✓ TD integration		

Investors

Backed by Incline VC and Path VC from San Francisco

We've secured **pre-seed funding from Incline VC and Path VC, raising $650K+** including from friends and family.




Founders

Brian Schart, CEO and CTO: Brian developed a love for business in high school when he started selling violins online. He paired an efficient Chinese manufacturing process, with his custom violin designs to produce an amazingly high-quality instrument for a fraction of the cost. By working with Lindsey Stirling (largest YouTube violinist) to market the violins to the masses, he grew Inova Sound into a successful business, all before graduating high school.

Brian's zest for programming video games and learning software engineering early led him to start a crowdfunding website that was acquired while he was in college. This passion for engineering also led him to work for a smart locker startup, Parcel Pending. In his first 2 weeks on the job, Brian successfully built critical product features that the company estimated would cost $3M and many months to develop.

Prior to Iris, Brian lead PwC's technology startup branch, New Ventures. At 23, and as one of the youngest managers at PwC, he developed a customized derivative trading tool for large clients like Bank of America and Cargill, with a specialized focus on security and reporting. His love for the stock market and his experience with difficulties talking about investing in a transparent way with his family and friends led him to found Iris.

Adi Lingampally, COO: Adi has been deeply passionate about investing ever since he won a stock market trading competition in the 7th grade. A lifelong trader in public and private equities, his goal now is to help others understand the importance of investing and make it easy to do so. Previously, Adi was a Principal with Oliver Wyman, a leader in financial management consulting. His thoughts on technology and AI have been published in Harvard Business Review and World Economic Forum. He holds an MBA from the University of Michigan.

Chris Josephs, Growth: Chris holds a Bachelors degree in Finance and Marketing from Villanova University. After working in the finance industry out of college, he quit his job to pursue entrepreneurship. Chris founded a Sports Compression Company which he grew to X in sales. He is an expert in brand storytelling, building strategic partnerships, and leads Iris' growth initiatives.

Aaron Langley, Engineering: Aaron holds a B.A. in Liberal Arts (focused on Math and Philosophy) which served as a foundation for his engineering career in the commercial IoT/Robotics industry. Aaron spent 3 years leading the development of large-scale consumer and business-facing IoT products before joining Brian, his good friend and college roommate, to help lead the development of Iris. Aaron embraces the idiosyncrasies of online investing forums like WallStreetBets and wants to bring the best of what they offer to Iris.

Scott Schardt, Engineering: Scott's goal is to flip the dynamic of the retail trader engagement with the market on its head. He is a one of the founding engineers on the Iris team and is passionate about building a quality product.

Team

	Aditya Lingampally	Co-founder, COO
	Brian Schardt	Co-founder and CEO
	Chris Josephs	Co-founder, Growth
	Aaron Langley	Co-founder, Engineering
	Scott Schardt	Co-founder, Engineering
	Jonny Borges	Engineer
	Zhang Ming	Engineer
	Aaron Montanez	Design
	Colby Maloy	QA Engineer

Perks

$200	$200 Crowd SAFE Exclusive Iris T-shirt and hat
$1,000	$1,000 Crowd SAFE Exclusive Iris T-shirt and hat Early access to Iris new features Recognition as an early investor in the Iris App (with your consent)
$10,000	$10,000 Crowd SAFE Exclusive Iris T-shirt and hat Early access to Iris new features Recognition as an early investor in the Iris App (with your consent) Meet and greet the team

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.





Republic

Company Name	Iris
Logo	iris
Headline	See what your friends are investing in, right now



Hero Image











iris
See what others are investing in, right now.
Available on the App Store
GET IT ON Google Play
LOVED AND TRUSTED BY 48,000+ USERS
Leaderboard
Search following
Buy and Holding
Jimmy Hall
Rocket Man
Carl Lewandowski
HODL
Marcus Stanford

Tags Minority Founders, Latinx Founders, Fintech, B2C, Coming soon

Pitch text

Summary

- Social stock market app that lets users invest with friends
- 180M+ retail investors in the US
- 48K+ users and 11K+ monthly active users in 9 months
- Brokerage integration with Robinhood, TD Ameritrade, Fidelity, and Webull
- 7,000 connected portfolios with visibility into $3.4B orders and $170M...
- VC-backed from Path VC and Incline VC

Problem

Investing together with friends is hard to accomplish

The investing landscape is shifting. Investing used to be driven by Wall Street. It used to be a complex and private activity for most people. Today, investing is increasingly driven by retail investors. It is collaborative, social, and transparent. Unfortunately, today's community platforms like Reddit, Facebook, Twitter, LinkedIn, and Discord are not built specifically for social investing and there remain several challenges with these platforms.

1. It is **difficult to know what your friends are investing in** - you cannot see into their portfolios
2. It is **impossible to copy your friends' trades** - you do not get real-time notifications when they buy or sell stocks
3. It is **hard to trust others' advice on stock picks** - you do not know their track record for identifying winning investments

Solution

Trade together. With magic.

Iris is a **social stock market app** that lets **users connect their brokerage accounts, and automatically share their real-time trades and portfolios** with others.

We believe that together, we're better investors and our app brings that same spirit of social sharing and community collaboration found in Instagram, Twitter, and Facebook to the investment world.

Iris is custom built for social investing



Iris shares holdings and trades in percentages; it does not share dollar amounts. Users have privacy controls to manage their sharing activity. Iris does not sell users' personal data.

Product

Iris gives you all the tools to trade together with friends

Simply connect your brokerage and let Iris do the heavy lifting for you. It works with Robinhood, Fidelity, TD Ameritrade, and WeBull today, with support for Coinbase, Interactive Brokers, E*TRADE, and Charles Schwab coming soon. Iris is available on iOS and Android.

Key product features

Follow your friends' portfolios
See which of your friends is the best investor



Get real-time trade notifications
Find out instantly when your friends trade



Chat with your friends
Discuss the markets easily in group chats



Share your best trade ideas
Collaborate with the Iris community



Follow influencers and professionals
See what stocks celebrities are buying and selling



Study retail stock sentiment
Discover trending tickers and hot stocks to buy



Traction

Added 48K users in 9 months

Iris officially launched in September 2020. Since then we've added **48K users** and see over **11K monthly active users**. We've tracked **$3.4B+ in orders and see $160M+ in connected portfolios**. Our growth is from 60% organic referrals and 40% influencer promotions - a blended CAC of <$1 per user.



The key to our user growth has been two-fold:

1. **We understand who our users are.** Our typical user is a GenZ / Millennial, who "actively" trades, is early in their investing journey and has less than $50K in their brokerage account. They are willing to spend time actively trading to increase wealth, and they are very social and transparent with investment discussions. In every product feature and design choice, we ask: How can we make this person's experience with Iris magical?

2. **We understand the power of influencers**. Influencers grow social platforms. Finance influencers are a new category emerging on all major platforms including Twitter, Instagram, YouTube, and TikTok. They are building brands with millions of followers. We have struck partnership deals with finance and lifestyle influencers like @InTheMoney, @Litquitdity, @TrustFundTerry, @ScottySire, @TikStocks, and others to share Iris with their audiences.

We're tremendously grateful to our users and our partners for being with us and supporting us so early in our journey.

Customers

Rated 4.7 stars on iOS

We've seen not only phenomenal user growth but customer reception as well. Our product has been **rated 4.7 out of 5 stars**. In particular, users love the positive and encouraging Iris community as well as the incredible trade ideas they discover every day.

Users ❤️ Iris!





Ratings and Reviews
4.7 out of 5
140 Ratings
Filled a Huge Gap
09/02/2021
Jrobyutk
Excellent app. An amazingly simple concept and well designed. Never knew how much this was needed until it was here. The community is amazing on here and will genuinely help you grow as an investor. Great people, ideas, and knowledge. Can't recommend enough. I think this is like the second time in my life to actually take the time to write a review so I feel very strongly about this app. Highly recommend.
Social investing
06/02/2021
DanTheDev
If you are into investing then you know how difficult it can be to find investor groups online to socialize with. This solves that problem. It also solves the problem of not being able to see the actual portfolio performance of people you follow on a regular social platform. I'm looking forward to the future of Iris and specifically more integration with cryptocurrency exchanges!
Incredible community
18/02/2021
PrestonTheTrader
I've been using this app for some time and I just can't stress it enough how friendly and helpful the community is - with whatever questions you have someone knows the answer. You can be completely new to trading and be embraced by an absolutely amazing community. I will continue to use this app.
Great App
10/04/2021
Mr.Maverick1
Before getting this app I was not sure of the benefits of socializing portfolios. Needless to say, this proved to be a great way to grow my portfolio and network with fellow investors. The interface is easy and navigation is straight forward. Looking at friends' investments helped me to diversify my portfolio. I would recommend this app to anybody interested in the stock market!

Today 7:51 AM
I put Iris on my dads phone
He just called me to tell me how much he likes it
He got all the notifications of everything I bought
First thing he said was this app you put on my phone is amazing

And make 💰 using it

Chris Flores
a day ago
Been pounding the table for $IPOE +0.0% / $SOFI for as long as I can remember, more so than I did with CCIV. Congrats to those that held.
Kyle Guillory
Glad I listened to you, got in at $15.40 and $17.00. Been a good 2 weeks.
a day ago Like Liked by Aaron Collins and 2 others
Jacopo Carlo Perino
Maaaan !
I owe you something !
Your perseverance is getting me some good gains..
Are we sure it won't get to 50$ in 1 year?
a day ago Like Liked by Theo Westerman
Theo Westerman
But @Chris Flores major thank you for putting us on this... same for DMYD
a day ago Like Liked by Chris Flores and 1 other

Panda Express
a minute ago
I sold the last of my $F -0.8% June calls for 600%+ and bought $RMED +90% shares because @Blyth van Dam kept talking about it.

J. Nelson
5 hours ago
Exited half my position to lock in the 2000% gains and gonna let the rest ride overnight. Gonna take my girl to Greece this summer
Thank you $CLOV +75% $WISH +21%
You and 20 others

Business Model

Commercialization plans

Currently, Iris is pre-revenue but we are exploring two monetization options:

1. **Iris Autopilot.** Users can allocate a portion of their portfolio to automatically copy trades of Iris' most brilliant financial minds.
2. **Iris subscription.** Iris will provide subscription services for market research and community analytic insights similar to Robinhood Gold.

The diversity of these monetization channels and the different offerings will allow Iris to broaden our customer base.

Iris does not and will not sell users' personal data.

Market

180M+ retail investors in US

Retail investors are a growing and enduring consumer segment. There are **180M+ retail investors** in the US today and they are trading at record levels.

Our timing could not be better

US retail stock trading volume hits new records in 2020



Retail trading volume is twice that of mutual and hedge funds combined



Social investing is moving the markets



What does this all mean? Our timing could not be better in launching Iris. Our user base is growing in number, they are more active in the market, and they are demanding online platforms to support their investment activity. Recent events like GameStop's frenzy have made this market hotter than ever, and we appeal to both the social and financial aspects of modern investing.

Competition

Iris's technology is unmatched

Iris's closest competitors are other social investing platforms like Commonstock, Finary, and Wolf Financial. Our key differentiator:

We built a trustworthy investing “camera”
iris
Broker integration
High res. camera
✓ Real-time data
✓ Accurate data
✓ Historical data
✓ Stable, flexible, fixable
PLAID
Used by the competition
Low res. camera
X 24-hour data delay
X Inaccurate data
X No historical data
X Connection issues





Our indirect competition are social brokerages like Robinhood, eToro, and Public.com. The key competitive advantage we have is that Iris is **brokerage agnostic and offers social stock-market conversations to its users across brokerages.**

Low engagement
scutify
Stocktwits
Seeking Alpha
Bitfinex Pulse
CommonStock
Finary
WOLF
Hard to use
atom
TradingView
personal CAPITAL
FlowAlgo.
MUDREX
iris
Lack finance tools
wallstreetbets
fishbowl
yahoo! finance message board
Tied to a brokerage
E*TRADE
TD Ameritrade
coinbase
eToro
wealthfront
charles SCHWAB











Vision

Investing on autopilot

Iris today lets users see other people's portfolios, performance, and trades in real-time and discover brilliant investors. However, **our long-term plan is to build a wide range of products, including an automated investing platform**.



Live
Later this year
Monthly top performers
Melanie Marcus
119%
James Marks
101%
Elijah Diaz
93%
Copy my Iris friend
Michael Gladson
12%
25%
Copy my brother
Cam Iadeluca
Discover brilliant investors
See other people's portfolios, performance, and trades in real-time.
Iris Autopilot
Automatically copy other Iris users' trades with full control and total transparency.

This is because the overarching purpose of Iris is to accelerate the shift from an elite few "managing" humanity's wealth to having every person on the planet manage their own money, which will be a major catalyst in bringing prosperity to the masses.

Turning every person on the planet into a self-directed investor is a monumental challenge. Many find it time-consuming, complex, or boring. Today, Wall Street elites manage most people's money In pension funds and retirement accounts but they do a terrible job at it, often delivering below-market returns, charging astronomical fees, and providing little transparency into investment decisions.

People need an alternative to Wall Street. People want complete transparency over how their money is invested. There are incredible everyday investors who make amazing returns. A future where we follow these brilliant minds is more hopeful than a future where we blindly entrust Wall Street.

Today, these retail heroes remain hidden behind the walls of their brokerage. **Iris will uncover these retail traders so that the rest of us can choose which ones we want to follow on Autopilot.**

Are we nuts to think that people will let their family, friends, and even internet strangers manage their money for them?

It is only only crazy if you forgot history
Uber
Get into a stranger's car? 😱
ANTHONY IS EN ROUTE
= Transparent
airbnb
Live in a stranger's house? 😱
= Trust
iris
Let a stranger invest for me? 😱
???





Iris has successfully developed our first product and generated massive traction over the last 9 months. Moving forward, we plan to introduce Iris autopilot, advanced analytics and build integrations to more brokerages.

Our roadmap

Today	Q1 – Q2 2021	Q3 - Q4 2021
✓ Iris news feed	✓ Feed improvements	• **Iris Autopilot**
✓ Portfolio analytics	✓ Real-time trade alerts	• Advanced Iris analytics
✓ Leaderboards	✓ Group and private messaging	• Coinbase, IBKR, E*TRADE integration
✓ Iris analytics	✓ Fidelity and WeBull integration	
✓ Share verified trades		
✓ Discord trade bots		
✓ Robinhood integration		
✓ TD integration		

Investors

Backed by Incline VC and Path VC from San Francisco

We've secured **pre-seed funding from Incline VC and Path VC, raising $650K+** including from friends and family.





Founders

A team with breadth and depth of experience

Brian Schardt, CEO and CTO: Brian developed a love for business in high school when he started selling violins online. He paired an efficient Chinese manufacturing process, with his custom violin designs to produce an amazingly high-quality instrument for a fraction of the cost. By working with Lindsey Stirling (largest YouTube violinist) to market the violins to the masses, he grew Inova Sound into a successful business, all before graduating high school.

Brian's zest for programming video games and learning software engineering early led him to start a crowdfunding website that was acquired while he was in college. This passion for engineering also led him to work for a smart locker startup, Parcel Pending. In his first 2 weeks on the job, Brian successfully built critical product features that the company estimated would cost $3M and many months to develop.

Prior to Iris, Brian led PwC's technology startup branch, New Ventures. At 23, and as one of the youngest managers at PwC, he developed a customized derivative trading tool for large clients like Bank of America and Cargill, with a specialized focus on security and reporting. His love for the stock market and his experience with difficulties talking about investing in a transparent way with his family and friends led him to found Iris.

Adi Lingampally, COO: Adi has been deeply passionate about investing ever since he won a stock market trading competition in the 7th grade. A lifelong trader in public and private equities, his goal now is to help others understand the importance of investing and make it easy to do so. Previously, Adi was a Principal with Oliver Wyman, a leader in financial management consulting. His thoughts on technology and AI have been published in Harvard Business Review and World Economic Forum. He holds an MBA from the University of Michigan.

Chris Josephs, Growth: Chris holds a Bachelors degree in Finance and Marketing from Villanova University. After working in the finance industry out of college, he quit his job to pursue entrepreneurship. Chris founded a Sports Compression Company which he grew to X in sales. He is an expert in brand storytelling, building strategic partnerships, and leads Iris' growth initiatives.

Aaron Langley, Engineering: Aaron holds a B.A. in Liberal Arts (focused on Math and Philosophy) which served as a foundation for his engineering career in the commercial IoT/Robotics industry. Aaron spent 3 years leading the development of large-scale consumer and business-facing IoT products before joining Brian, his good friend and college roommate, to help lead the development of Iris. Aaron embraces the idiosyncrasies of online investing forums like WallStreetBets and wants to bring the best of what they offer to Iris.

Scott Schardt, Engineering: Scott's goal is to flip the dynamic of the retail trader engagement with the market on its head. He is a one of the founding engineers on the Iris team and is passionate about building a quality product.

Team

	Aditya Lingampally	Co-founder, COO
	Brian Schardt	Co-founder and CEO
	Chris Josephs	Co-founder, Growth
	Aaron Langley	Co-founder, Engineering
	Scott Schardt	Co-founder, Engineering
	Jonny Borges	Engineer
	Zhang Ming	Engineer
	Aaron Montanez	Design

Perks

$200	$200 Crowd SAFE Exclusive Iris T-shirt and hat

$1,000	$1,000 Crowd SAFE Exclusive Iris T-shirt and hat Early access to Iris new features Recognition as an early investor in the Iris App (with your consent)

$10,000	$10,000 Crowd SAFE Exclusive Iris T-shirt and hat Early access to Iris new features Recognition as an early investor in the Iris App (with your consent) Meet and greet the team

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.



Republic

Company Name Iris

Logo



Headline See what your friends are investing in, right now

Hero Image



iris
See what others are investing in, right now.
Available on the App Store
GET IT ON Google Play
LOVED AND TRUSTED BY 48,000+ USERS
Leaderboard
Buy and Holding
Rocket Man
HODL

Tags Minority Founders, Latinx Founders, Fintech, B2C, Coming soon

Pitch text

Summary

- Social stock market app that lets users invest with friends
- 180M+ retail investors in the US
- 48K+ users and 11K+ monthly active users in 9 months
- Brokerage integration with Robinhood, TD Ameritrade, Fidelity, and Webull
- 7,000 connected portfolios with visibility into $3.4B orders and $170M...
- VC-backed from Path VC and Incline VC

Problem

Investing together with friends is hard to accomplish

The investing landscape is shifting. Investing used to be driven by Wall Street. It used to be a complex and private activity for most people. Today, investing is increasingly driven by retail investors. It is collaborative, social, and transparent. Unfortunately, today's community platforms like Reddit, Facebook, Twitter, LinkedIn, and Discord are not built specifically for social investing and there remain several challenges with these platforms.

1. It is **difficult to know what your friends are investing in** - you cannot see into their portfolios
2. It is **impossible to copy your friends' trades** - you do not get real-time notifications when they buy or sell stocks
3. It is **hard to trust others' advice on stock picks** - you do not know their track record for identifying winning investments

Solution

Trade together. With magic.

Iris is a **social stock market app** that lets **users connect their brokerage accounts, and automatically share their real-time trades and portfolios** with others.

We believe that together, we're better investors and our app brings that same spirit of social sharing and community collaboration found in Instagram, Twitter, and Facebook to the investment world.

Iris is custom built for social investing


view portfolios
get trade notifications
track performance
Monthly top performers
Melanie Marcus
119%
James Marks
101%
Elijah Diaz
93%

Iris shares holdings and trades in percentages; it does not share dollar amounts. Users have privacy controls to manage their sharing activity. Iris does not sell users' personal data.

Product

Iris gives you all the tools to trade together with friends

Simply connect your brokerage and let Iris do the heavy lifting for you. It works with Robinhood, Fidelity, TD Ameritrade, and WeBull today, with support for Coinbase, Interactive Brokers, E*TRADE, and Charles Schwab coming soon. Iris is available on iOS and Android.

Key product features and demo


see trades.
in real-time.


talk stocks.
with magic.
Messages
Marcus Emanuel
Retail Revolution
Tendies and fries
Irena Walker


discover genius.
Explore
Popular with people you follow
Madeline Murphy
Michael McCann
Trust Fund Terry
and thousands
of others

Traction

Added 48K users in 9 months

Iris officially launched in September 2020. Since then we've added **48K users** and see over **11K monthly active users**. We've tracked **$3.4B+ in orders and see $160M+ in connected portfolios**. Our growth is from 60% organic referrals and 40% influencer promotions - a blended CAC of <$1 per user.



The key to our user growth has been two-fold:

1. **We understand who our users are.** Our typical user is a GenZ / Millennial, who "actively" trades, is early in their investing journey and has less than $50K in their brokerage account. They are willing to spend time actively trading to increase wealth, and they are very social and transparent with investment discussions. In every product feature and design choice, we ask: How can we make this person's experience with Iris magical?

2. **We understand the power of influencers**. Influencers grow social platforms. Finance influencers are a new category emerging on all major platforms including Twitter, Instagram, YouTube, and TikTok. They are building brands with millions of followers. We have struck partnership deals with finance and lifestyle influencers like @InTheMoney, @Litquitdity, @TrustFundTerry, @ScottySire, @TikStocks, and others to share Iris with their audiences.

We're tremendously grateful to our users and our partners for being with us and supporting us so early in our journey.

Customers
Rated 4.7 stars on iOS

We've seen not only phenomenal user growth but customer reception as well. Our product has been **rated 4.7 out of 5 stars**. In particular, users love the positive and encouraging Iris community as well as the incredible trade ideas they discover every day.

And make 💰 using it



Business Model

Commercialization plans

Currently, Iris is pre-revenue but we are exploring two monetization options:

1. **Iris Autopilot.** Users can allocate a portion of their portfolio to automatically copy trades of Iris' most brilliant financial minds.
2. **Iris subscription.** Iris will provide subscription services for market research and community analytic insights similar to Robinhood Gold.

The diversity of these monetization channels and the different offerings will allow Iris to broaden our customer base.

Iris does not and will not sell users' personal data.

Market

180M+ retail investors in US

Retail investors are a growing and enduring consumer segment. There are **180M+ retail investors** in the US today and they are trading at record levels.

Our timing could not be better

US retail stock trading volume hits new records in 2020



Retail trading volume is twice that of mutual and hedge funds combined



Social investing is moving the markets



What does this all mean? Our timing could not be better in launching Iris. Our user base is growing in number, they are more active in the market, and they are demanding online platforms to support their investment activity. Recent events like GameStop's frenzy have made this market hotter than ever, and we appeal to both the social and financial aspects of modern investing.

Competition

Iris's technology is unmatched

Iris's closest competitors are other social investing platforms like Commonstock, Finary, and Wolf Financial. Our key differentiator:

We built a trustworthy investing "camera"

iris Broker integration	**PLAID** Used by the competition
High res. camera	**Low res. camera**
✓ Real-time data	X 24-hour data delay
✓ Accurate data	X Inaccurate data
✓ Historical data	X No historical data
✓ Stable, flexible, fixable	X Connection issues

Our indirect competition are social brokerages like Robinhood, eToro, and Public.com. The key competitive advantage we have is that Iris is **brokerage agnostic and offers social stock-market conversations to its users across brokerages.**


Low engagement
scutify
Stocktwits
Seeking Alpha
Bitfinex Pulse
CommonStock
Finary
WOLF
Hard to use
atom
TradingView
personal CAPITAL
FlowAlgo
MUDREX
iris
Lack finance tools
wallstreetbets
fishbowl
yahoo! finance message board
Tied to a brokerage
E*TRADE
TD Ameritrade
eToro
coinbase
wealthfront
charles SCHWAB

Vision

Investing on autopilot

Iris today lets users see other people's portfolios, performance, and trades in real-time and discover brilliant investors. However, **our long-term plan is to build a wide range of products, including an automated investing platform**.


Live
Later this year
Monthly top performers
Melanie Marcus
James Marks
Elijah Diaz
+119%
+101%
+93%
Copy my Iris friend
Michael Gladson
12%
25%
Copy my brother
Cam Iadeluca
Discover brilliant investors
See other people's portfolios, performance, and trades in real-time.
Iris Autopilot
Automatically copy other Iris users' trades with full control and total transparency.

This is because the overarching purpose of Iris is to accelerate the shift from an elite few "managing" humanity's wealth to having every person on the planet manage their own money, which will be a major catalyst in bringing prosperity to the masses.

Turning every person on the planet into a self-directed investor is a monumental challenge. Many find it time-consuming, complex, or boring. Today, Wall Street elites manage most people's money In pension funds and retirement accounts but they do a terrible job at it, often delivering below-market returns, charging astronomical fees, and providing little transparency into investment decisions.

People need an alternative to Wall Street. People want complete transparency over how their money is invested. There are incredible everyday investors who make amazing returns. A future where we follow these brilliant minds is more hopeful than a future where we blindly entrust Wall Street.

Today, these retail heroes remain hidden behind the walls of their brokerage. **Iris will uncover these retail traders so that the rest of us can choose which ones we want to follow on Autopilot.**

Are we nuts to think that people will let their family, friends, and even internet strangers manage their money for them?

It is only only crazy if you forgot history


Uber
Get into a stranger's car? 😱
ANTHONY IS EN ROUTE
= Transparent
airbnb
Live in a stranger's house? 😱
= Trust
iris
Let a stranger invest for me? 😱
???

Iris has successfully developed our first product and generated massive traction over the last 9 months. Moving forward, we plan to introduce Iris autopilot, advanced analytics and build integrations to more brokerages.

Our roadmap

Today	Q1 – Q2 2021	Q3 - Q4 2021
✓ Iris news feed	✓ Feed improvements	• Iris Autopilot
✓ Portfolio analytics	✓ Real-time trade alerts	• Advanced Iris analytics
✓ Leaderboards	✓ Group and private messaging	• Coinbase, IBKR, E*TRADE integration
✓ Iris analytics	✓ Fidelity and WeBull integration	
✓ Share verified trades		
✓ Discord trade bots		
✓ Robinhood integration		
✓ TD integration		

Investors

Backed by Incline VC and Path VC from San Francisco

We've secured **pre-seed funding from Incline VC and Path VC, raising $650K+** including from friends and family.

Incline Venture Capital   PATH VENTURES

Founders

A team with breadth and depth of experience

Brian Schardt, CEO and CTO: Brian developed a love for business in high school when he started selling violins online. He paired an efficient Chinese manufacturing process, with his custom violin designs to produce an amazingly high-quality instrument for a fraction of the cost. By working with Lindsey Stirling (largest YouTube violinist) to market the violins to the masses, he grew Inova Sound into a successful business, all before graduating high school.

Brian's zest for programming video games and learning software engineering early led him to start a crowdfunding website that was acquired while he was in college. This passion for engineering also led him to work for a smart locker startup, Parcel Pending. In his first 2 weeks on the job, Brian successfully built critical product features that the company estimated would cost $3M and many months to develop.

Prior to Iris, Brian led PwC's technology startup branch, New Ventures. At 23, and as one of the youngest managers at PwC, he developed a customized derivative trading tool for large clients like Bank of America and Cargill, with a specialized focus on security and reporting. His love for the stock market and his experience with difficulties talking about investing in a transparent way with his family and friends led him to found Iris.

Adi Lingampally, COO: Adi has been deeply passionate about investing ever since he won a stock market trading competition in the 7th grade. A lifelong trader in public and private equities, his goal now is to help others understand the importance of investing and make it easy to do so. Previously, Adi was a Principal with Oliver Wyman, a leader in financial management consulting. His thoughts on technology and AI have been published in Harvard Business Review and World Economic Forum. He holds an MBA from the University of Michigan.

Chris Josephs, Growth: Chris holds a Bachelors degree in Finance and Marketing from Villanova University. After working in the finance industry out of college, he quit his job to pursue entrepreneurship. Chris founded a Sports Compression Company which he grew to X in sales. He is an expert in brand storytelling, building strategic partnerships, and leads Iris' growth initiatives.

Aaron Langley, Engineering: Aaron holds a B.A. in Liberal Arts (focused on Math and Philosophy) which served as a foundation for his engineering career in the commercial IoT/Robotics industry. Aaron spent 3 years leading the development of large-scale consumer and business-facing IoT products before joining Brian, his good friend and college roommate, to help lead the development of Iris. Aaron embraces the idiosyncrasies of online investing forums like WallStreetBets and wants to bring the best of what they offer to Iris.

Scott Schardt, Engineering: Scott's goal is to flip the dynamic of the retail trader engagement with the market on its head. He is a one of the founding engineers on the Iris team and is passionate about building a quality product.

Team

	Aditya Lingampally	Co-founder, COO
	Brian Schardt	Co-founder and CEO
	Chris Josephs	Co-founder, Growth
	Aaron Langley	Co-founder, Engineering
	Scott Schardt	Co-founder, Engineering
	Jonny Borges	Engineer
	Zhang Ming	Engineer
	Aaron Montanez	Design

Perks

$200	$200 Crowd SAFE Exclusive Iris T-shirt and hat
$1,000	$1,000 Crowd SAFE Exclusive Iris T-shirt and hat Early access to Iris new features Recognition as an early investor in the Iris App (with your consent)
$10,000	$10,000 Crowd SAFE Exclusive Iris T-shirt and hat Early access to Iris new features Recognition as an early investor in the Iris App (with your consent) Meet and greet the team

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.



ML
Miles
FYI here's the launch page for crowdfund
iris
Reserve Iris
republic.co
Feel free to hit that reserve donation ;)









12:00
3 People
Monday 6:55 AM
If any of y'all are interested in investing in Iris
iris
Reserve Iris
republic.co
Don't do it cause you think it's a nice thing to do (not that you would), because the shares are going to be sold really quickly either way, just want to make sure if you want to invest in us you can
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